Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

LEVEL 3 COMMUNICATIONS, INC.

	Six Months Ended June 30,		Fiscal Year Ended
	2007	2006	2006	2005	2004	2003	2002

Loss from Continuing Operations Before Taxes	$(847)	$(390)	$(790)	$(702)	$(477)	$(746)	$(991)
(Earnings) Losses of Equity Investees	—	—	—	—	—	(3)	(13)
Interest on Debt, Net of Capitalized Interest	303	320	648	530	485	567	560
Amortization of Capitalized Interest	34	34	68	68	68	68	68
Interest Expense Portion of Rental Expense	32	17	44	25	29	31	20

Earnings (Losses) Available for Fixed Charges	$(478)	$(19)	$(30)	$(79)	$105	$(83)	$(356)

Interest on Debt	$303	$320	$648	$530	$485	$567	$560
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	32	17	44	25	29	31	20

Total Fixed Charges	$335	$337	$692	$555	$514	$598	$580

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$(813)	$(356)	$(722)	$(634)	$(409)	$(681)	$(936)